UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

Kal Sundaram Appointed to Taro’s Board of Directors as Chairman

Hawthorne, NY, April 18, 2012– Taro Pharmaceutical Industries Ltd. (“Taro,” NYSE: TARO) announced today that Mr. Dilip Shanghvi has resigned, effective today, as Chairman and a member of Taro's Board of Directors (“Board”) in order to focus on other growth priorities within the Sun Pharmaceutical Industries Ltd. (“Sun Pharma,” Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) group and Mr. Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, has been appointed as Mr. Shanghvi’s replacement, serving on the Board as its Chairman until Taro’s next Annual General Meeting of Shareholders.

Mr. Shanghvi said, “Taro has made great strides since Sun Pharma took control in September 2010 and is now once again listed on a major exchange.”  Mr. Shanghvi continued, “I am pleased that Mr. Sundaram has agreed to join Taro’s Board and take over as its Chairman.  This role is also in line with his new responsibility for Sun Pharma group’s strategic business interests in North and South America.”

Mr. Sundaram has been Sun Pharma’s Chief Executive Officer since April 2010 and in this role he focused on accelerating Sun Pharma’s growth in India and other Emerging Market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.  Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he has held country, regional and global responsibilities.  As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.  Mr. Sundaram is a science graduate from Madurai University and a qualified chartered accountant.

****

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

****
SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 18, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director